EXHIBIT 2.1

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (the "Agreement") is made and entered into as of the 17th day of December, 2010, between Southern Bella, Inc., a Delaware corporation ("Buyer"), Uptone Pictures, Inc., organized under the laws of North Carolina ("Seller"), Viola J. Heitz, shareholder of Buyer, and Wendi Davis, sole shareholder of Seller.

RECITALS

The Buyer desires to acquire all issued and outstanding shares of common stock of Seller, and the Seller wishes to have 8,166,667 shares of common stock of Seller acquired by the Buyer (the “Exchange”).

Viola J. Heitz has agreed to the return and cancelation of 8,166,667 shares of Buyer in connection with the Exchange.

The parties have determined that it is in the best interest of the parties for the Buyer to accept the return and cancelation of 8,166,667 shares of Buyer in connection with the Exchange and for the sole shareholder of Seller to acquire 8,166,667 shares of common stock of the Buyer pursuant to the Exchange.

NOW, THEREFORE, in consideration of the terms, conditions, agreements and covenants contained herein (the receipt and sufficiency of which are acknowledged by each party), and in reliance upon the representations and warranties contained in this Agreement, the parties hereto agree as follows:

I.  RECITALS; TRUE AND CORRECT; PURPOSE OF TRANSACTION

The above stated recitals are true and correct and are incorporated into this Agreement.

The sole purpose of the transaction contemplated under this Agreement is the establishment of a U.S. Holding Company, i.e., Buyer, by a Chinese operating entity, i.e., Seller.

II.  PURCHASE AND SALE

2.1  Share Exchange.  Subject to all the terms and  conditions of this Agreement, at the Closing,  the Seller agrees to  receive from the Buyer, and Buyer agree to issue to the shareholders  of  the  Seller (a “Shareholder”) 8,166,667 Shares of Common Stock of the Buyer (“Buyer Shares”) in exchange for the transfer of 100 shares  of the Common Stock of the Seller (“Seller’s Shares”) to the Buyer.   Each Seller’s Share that is issued and outstanding immediately before the Closing shall entitle the holder thereof to receive 8,166.667 Buyer Share.

2.2  Closing.   The parties shall hold the Closing as soon as practical after the execution of this Agreement, or such other time as the parties shall agree (the “Closing” or "Closing Date"), at 11:00 A.M., local time, at the offices of Buyer, or at such other time and place as the parties may agree upon.

2.3  Schedules.  If a Schedule referred to in Article IV or V is not attached to this Agreement, the Seller or Buyer, respectively, is representing that there is no information required to be disclosed on such Schedule.

III.  CONDUCT OF BUSINESS PENDING CLOSING

Seller and Buyer covenant that between the date hereof and the date of the Closing:

3.1 Access to Seller.  Seller shall (a) give to Buyer and to Buyer's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Closing Date, to all of the books, contracts, commitments and other records of Seller and shall furnish Buyer during such period with all information concerning Seller that Buyer may reasonably request; and (b) afford to Buyer and to Buyer's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of Seller, in order to conduct inspections at Buyer's expense to determine that Seller is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of Seller are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (a) and (b), Buyer shall make arrangements with Seller reasonably in advance and shall use its best efforts to avoid interruption and to minimize interference with the normal business and operations of Seller. Any such investigation or inspection by Buyer shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of Seller contained herein.

3.2 Conduct of Business.  During the period from the date hereof to the Closing Date, Seller shall and shall use reasonable efforts, to the extent such efforts are within Seller's control, to cause its business to be operated in the usual and ordinary course of business and in material compliance with the terms of this Agreement.

3.3 Exclusivity to Buyer.  Until either the exchange agreement is terminated or the exchange closed, Seller agrees not to solicit any other inquiries, proposals or offers to purchase or otherwise acquire, in a exchange transaction or another type of transaction, the business of Seller or the shares of capital stock of Seller. Any person inquiring as to the availability of the business or shares of capital stock of Seller or making an offer therefor shall be told that Seller is bound by the provisions of this Agreement. Seller as well as its officers, directors, representatives or agents further agree to advise Buyer promptly of any such inquiry or offer.

3.4 Access to Buyer.  Buyer shall (a) give to Seller and to Seller's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Closing Date, to all of the books, contracts, commitments and other records of Buyer and shall furnish Seller during such period with all information concerning Buyer that Seller may reasonably request; and (b) afford to Seller and to Seller's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of Buyer in order to conduct inspections at Seller's expense to determine that Buyer is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of Buyer are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (a) and (b), Seller shall make arrangements with Buyer reasonably in advance and shall use its best efforts to avoid interruption and to minimize interference with the normal business and operations of Buyer. Any such investigation or inspection by Seller shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of Buyer contained herein.

3.5 Conduct of Business.  During the period from the date hereof to the Closing Date, the business of Buyer shall be operated by Buyer in the usual and ordinary course of such business and in material compliance with the terms of this Agreement.

3.6 Approval.  As promptly as reasonably practicable following the date of this Agreement, Seller shall take all action reasonably necessary in accordance with the laws of North Carolina and its Organizational Documents to secure the required approval and adoption of this Agreement, including all requisite shareholder approval.

3.8  Mutual Cooperation. The initial press release relating to this Agreement shall be a joint press release.  Thereafter, each of the Seller and the Buyer agree to provide 24 hour pre-notification to the other party of any news releases or regulatory filings which the party proposes to issue or file and shall agree to consider any reasonable recommendation or suggestion of the other party with respect thereto.   Buyer shall be permitted to make announcements of Seller’s newsworthy activities provided the consent of the Seller is obtained, which consent shall not be reasonably withheld. Each party shall also provide the other party with notice a reasonable time in advance of, and shall permit a representative of the other party to review or participate in, any communications, meetings, or correspondence relating to investor relations matters, including matters relating to public offering activities which are expected to take place following Closing.

               IV.  REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows, with the knowledge and understanding that Buyer is relying materially upon such representations and warranties:

4.1 Organization and Standing.  Seller is a Company duly organized, validly existing and in good standing under the laws of North Carolina. Seller has all requisite corporate power to carry on its business as it is now being conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary under applicable law, except where the failure to qualify (individually or in the aggregate) does not have any material adverse effect on the assets, business or financial condition of Seller, and all states in which Seller is qualified to do business as of the date hereof, are listed in the information in Schedule 4.1. The copies of the Organizational Documents of Seller, as amended to date, delivered to Buyer, are true and complete copies of these documents as now in effect. Except as otherwise set forth in the information Schedule 4.1, Seller does not own any interest in any other corporation, business trust or similar entity. The minute book of Seller contains accurate records of all meetings of its respective Board of Directors and shareholders since its incorporation.

4.2 Capitalization.  The issued and outstanding capital stock of Seller is 100 shares. All of such shares of capital stock are duly authorized, validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of the preemptive rights of any person. There are no subscriptions, options, warrants, rights or calls or other commitments or agreements to which Seller is a party or by which it is bound, calling for any issuance, transfer, sale or other disposition of any class of securities of Seller, except as set forth in Schedule 4.2. There are no outstanding securities convertible or exchangeable, actually or contingently, into shares of common stock or any other securities of Seller. Seller has no subsidiaries except as set forth in Schedule 4.2.

4.3 Authority.  This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Seller in accordance therewith (and assuming due execution and delivery by the other parties hereto), the valid and binding obligation of Seller, enforceable in accordance with their respective terms, subject to general principles of equity and bankruptcy or other laws relating to or affecting the rights of creditors generally.

4.4 Properties.  Except as set forth on the information in Schedule 4.4 concerning Seller, Seller has good title to all of the Assets which it purports to own as reflected on the balance sheet included in the Financial Statements (as hereinafter defined), or thereafter acquired. Seller has a valid leasehold interest in all material property of which it is the lessee and each such lease is valid, binding and enforceable against Seller, as the case may be, and, to the knowledge of Seller, the other parties thereto in accordance with its terms. Neither Seller nor the other parties thereto are in material default in the performance of any material provisions thereunder. Neither the whole nor any material portion of the Assets of Seller is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Seller, any such condemnation, expropriation or taking been proposed. None of the assets of Seller is subject to any restriction which would prevent continuation of the use currently made thereof or materially adversely affect the value thereof.

4.5 Contracts Listed; No Default.  All contracts, agreements, licenses, leases, easements, permits, rights of way, commitments, and understandings, written or oral, connected with or relating in any respect to present or proposed future operations of Seller (except employment or other agreements terminable at will and other agreements which, in the aggregate, are not material to the business, properties or prospects of Seller and except governmental licenses, permits, authorizations, approvals and other matters referred to in Section 4.17) are listed and described in the information in Schedule 4.5 concerning Seller. Seller is the holder of, or party to, all of the Seller Contracts. To the knowledge of Seller, the Seller Contracts are valid, binding and enforceable by the signatory thereto against the other parties thereto in accordance with their terms. Neither Seller nor any signatory thereto is in default or breach of any material provision of the Seller Contracts. Seller's operation of its business has been, is, and will, between the date hereof and the Closing Date, continue to be, consistent with the material terms and conditions of the Seller Contracts.

 4.6 Litigation.  Except as disclosed in the information in Schedule 4.6 concerning Seller, there is no claim, action, proceeding or investigation pending or, to the knowledge of Seller, threatened against or affecting Seller before or by any court, arbitrator or governmental agency or authority which, in the reasonable judgment of Seller, could have any materially adverse effect on Seller. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Seller.

4.7 Taxes.  For purposes of this Agreement, (A) "Tax" (and, with correlative meaning, "Taxes") shall mean any federal, state, local or foreign income, alternative or add-on minimum, business, employment, franchise, occupancy, payroll, property, sales, transfer, use, value added, withholding or other tax, levy, impost, fee, imposition, assessment or similar charge, together with any related addition to tax, interest, penalty or fine thereon; and (B) "Returns" shall mean all returns (including, without limitation, information returns and other material information), reports and forms relating to Taxes or to any benefit plans.

Seller has duly filed all Returns required by any law or regulation to be filed by it, except for extensions duly obtained. All such Returns were, when filed, and to the knowledge of Seller are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations in all material respects. Seller has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date, and the assessment of any material amount of additional Taxes in excess of those paid and reported is not reasonably expected.

Seller is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted against Seller that has not been paid. There are no Tax liens upon the assets (other than the lien of property taxes not yet due and payable) of Seller. There is no valid basis, to the knowledge of Seller, except as set forth in Schedule 4.7, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Seller by any governmental authority.

4.8 Compliance with Laws and Regulations.  To its knowledge, Seller is in compliance, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state and local) applicable to it in all jurisdictions where the business of Seller is currently conducted or to which Seller is currently subject which has a material impact on Seller, including, without limitation, all applicable civil rights and equal opportunity employment laws and regulations, and all state and federal antitrust and fair trade practice laws and the Federal Occupational Health and Safety Act and all similar Canadian laws, rules and regulations. Seller knows of no assertion by any party that Seller is in violation of any such laws, rules, regulations, orders, restrictions or requirements with respect to its current operations, and no notice in that regard has been received by Seller. To the knowledge of Seller, there is not presently pending any proceeding, hearing or investigation with respect to the adoption of amendments or modifications to existing laws, rules, regulations, orders, restrictions or requirements which, if adopted, would materially adversely affect the current operations of Seller.

4.9 Compliance with Laws.  (a) To its knowledge, the business, operations, property and assets of Seller (and, to the knowledge of Seller, the business of any sub-tenant or licensee which is occupying or has occupied any space on any premises of Seller and the activities of which could result in any material adverse liability to Seller) (i) conform with and are in compliance in all material respects with all, and are not in material violation of any applicable federal, state and local laws, rules and regulations, including, but not limited to, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (including the 1986 Amendments thereto and the Superfund Amendments and Reauthorization Act) ("CERCLA"), and the Resource Conservation and Recovery Act ("RCRA"), as well as any other laws, rules or regulations relating to tax, product liability, controlled substances, product registration, environmental protection, hazardous or toxic waste, employment, or occupational safety matters whether US or Canadian; and (ii) have been conducted and operated in a manner such that, to Seller's knowledge, Seller has foreseeable potential liabilities for environmental clean-up under CERCLA, RCRA or under any other law, rule, regulation or common or civil law doctrine or similar laws, rules and regulations in North Carolina.

(b) To its knowledge, no predecessor-in-title to any real property now or previously owned or operated by Seller, nor any predecessor operator thereof conducted its business or operated such property in violation of CERCLA and RCRA or any other applicable federal, state and local laws, rules and regulations relating to environmental protection or hazardous or toxic waste matters.

(c) Except as disclosed in the information in Schedule 4.9 concerning Seller, no suit, action, claim, proceeding, nor investigation, review or inquiry by any court or federal, state, county, municipal or local governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, any state or local health department (all of the foregoing collectively referred to as "Governmental Entity") concerning any such possible violations by Seller is pending or, to the knowledge of Seller, threatened, including, but not limited to, matters relating to diagnostic tests and products and product liability, environmental protection, hazardous or toxic waste, controlled substances, employment, occupational safety or tax matters. Seller does not know of any reasonable basis or ground for any such suit, claim, investigation, inquiry or proceeding. For purposes of this Section 4.9, the term "inquiry" includes, without limitation, all pending regulatory issues (whether before federal, state, local or inter-governmental regulatory authorities) concerning any regulated product, including, without limitation, any diagnostic drugs and products.

4.10 Information.  Seller has furnished and will continue to furnish Buyer all information and financial statements as Buyer may reasonably request.

4.11 Condition of Assets.  The equipment, fixtures and other personal property of Seller, taken as a whole, is in good operating condition and repair (ordinary wear and tear excepted) for the conduct of the business of Seller as is contemplated to be conducted.

4.12 No Breaches.  To its knowledge, the making and performance of this Agreement and the other agreements contemplated hereby by Seller will not (i) conflict with or violate the Articles of Incorporation or the Bylaws of Seller; (ii) violate any material laws, ordinances, rules or regulations, or any order, writ, injunction or decree to which Seller is a party or by which Seller or any of its respective assets, businesses, or operations may be bound or affected; or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any asset of Seller under, or create any rights of termination, cancellation or acceleration in any person under, any Seller Contract.

4.13 Employees.  None of the employees of Seller is represented by any labor union or collective bargaining unit and, to the knowledge of Seller, no discussions are taking place with respect to such representation.

4.14 Financial Statements.  Seller has furnished or will prior to SEC filing deadlines furnish Buyer Sellers’ financial statements (the "Financial Statements") for the period from inception through any necessary SEC filing date. The Financial Statements, when submitted to Buyer for inclusion in the SEC filings, will have been prepared in accordance with Regulation S-X of the SEC and, in particular, Rules 1-02 and 3-05 promulgated thereunder.  The Financial Statements present fairly, in all respects, the consolidated financial position and results of operations of Seller as of the dates and periods indicated, prepared in accordance with generally accepted accounting principles consistently applied ("GAAP").  Without limiting the generality of the foregoing, (i) there is no basis for any assertion against Seller as of the date of the Financial Statements of any debt, liability or obligation of any nature not fully reflected or reserved against in the Financial Statements; and (ii) there are no assets of Seller as of the date of the Financial Statements, the value of which is overstated in the Financial Statements. Except as disclosed in the Financial Statements, Seller has no known contingent liabilities (including liabilities for Taxes), forward or long-term commitments or unrealized or anticipated losses from unfavorable commitments other than in the ordinary course of business. Seller is not a party to any contract or agreement for the forward purchase or sale of any foreign currency that is material to Seller taken as a whole.

4.15 Absence of Certain Changes or Events.  Since the date of the last financial statement furnished to Buyer, there has not been:

(a) Any material adverse change in the financial condition, properties, assets, liabilities or business of Seller;

(b) Any material damage, destruction or loss of any material properties of Seller, whether or not covered by insurance;

(c) Any material change in the manner in which the business of  Seller has been conducted;

(d) Any material change in the treatment and protection of trade secrets or other confidential information of Seller;

(e) Any material change in the business or contractual relationship of  Seller with any customer or supplier which might reasonably be expected to materially and adversely affect the business or prospects of  Seller;

(f) Any agreement by Seller, whether written or oral, to do any of the foregoing; and

(g) Any occurrence not included in paragraphs (a) through (f) of this Section 4.16 which has resulted, or which Seller has reason to believe, in its reasonable judgment, might be expected to result, in a material adverse change in the business or prospects of Seller.

4.16 Governmental Licenses, Permits, Etc.  To its knowledge, Seller has all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted ("Licenses and Permits"). The information in Schedule 4.16 concerning Seller includes a list of all Licenses and Permits. All Licenses and Permits are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

4.17 Employee Agreements.  (a) For purposes of this Agreement, the following definitions apply:

(1) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated thereunder or similar laws, rules and regulations.

(2) "Multi-employer Plan" means a plan, as defined in ERISA Section 3(37) or similar laws, rules and regulations, to which Seller contributes or is required to contribute.

(3) "Employee Plan" means any pension, retirement, profit sharing, deferred compensation, vacation, bonus, incentive, medical, vision, dental, disability, life insurance or any other employee benefit plan as defined in Section 3(3) of ERISA other than a Multi-employer Plan or similar laws, rules and regulations to which Seller contributes, sponsors, maintains or otherwise is bound to with regard to any benefits on behalf of the employees of Seller.

(4) "Employee Pension Plan" means any Employee Plan for the provision of retirement income to employees or which results in the deferral of income by employees extending to the termination of covered employment or beyond as defined in Section 3(2) of ERISA or similar laws, rules and regulations.

(5) "Employee Welfare Plan" means any Employee Plan other than an Employee Pension Plan.

(6) "Compensation Arrangement" means any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to employees of Seller, former employees, officers, directors or shareholders of Seller any compensation or other benefits, whether deferred or not, in excess of base salary or wages, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan and any other employee fringe benefit plan.

(b) The information in Schedule 4.17 concerning Seller lists, all (1) employment agreements and collective bargaining agreements to which Seller is a party; (2) compensation arrangements of Seller with any officer, director or employee; (3) Employee Welfare Plans; (4) Employee Pension Plans; and (5) consulting agreements under which Seller has or may have any monetary obligations to employees or consultants of Seller or their beneficiaries or legal representatives or under which any such persons may have any rights. Seller has previously made available to Buyer true and complete copies of all of the foregoing employment contracts, collective bargaining agreements, Employee Plans and Compensation Arrangements, including descriptions of any unwritten contracts, agreements, Compensation Arrangements or Employee Plans, as amended to date. In addition, with respect to any Employee Plan which continues after the Closing Date, Seller has previously delivered or made available to Buyer (1) any related trust agreements, master trust agreements, annuity contracts or insurance contracts; (2) certified copies of all Board of Directors' resolutions adopting such plans and trust documents and amendments thereto; (3) current investment management agreements; (4) custodial agreements; (5) fiduciary liability insurance policies; (6) indemnification agreements; (7) the most recent determination letter (and underlying application thereof and correspondence and supplemental material related thereto) issued by the Internal Revenue Service with respect to the qualification of each Employee Plan under the provisions of Section 401(a) of the Code; (8) copies of all "advisory opinion letters," "private letter rulings," "no action letters," and any similar correspondence (and the underlying applications therefor and correspondence and supplemental material related thereto) that was issued by any governmental or quasigovernmental agency with respect to the last plan year; (9) Annual Reports (Form 5500 Series) and Schedules A and B thereto for the last plan year; (10) all actuarial reports prepared for the last plan year; (11) all certified Financial Statements for the last plan year; and (12) all current Summary Plan Descriptions, Summaries of Material Modifications and Summary Annual Reports. All documents delivered by Seller to Buyer as photocopies faithfully reproduce the originals thereof, such originals are authentic and were, to the extent execution was required, duly executed.

(c) Except as otherwise disclosed in the information in Schedule 4.17 concerning Seller:

(1) It is not a party to and has, in effect or to become effective after the date of this Agreement, any bonus, cash or deferred compensation, severance, medical, health or hospitalization, pension, profit sharing or thrift, retirement, stock option, employee stock ownership, life or group insurance, death benefit, welfare, incentive, vacation, sick leave, cafeteria, so-called "golden parachute" payment, disability or trust agreement or arrangement.

4.18 Brokers.  Seller has not made any agreement or taken any action with any person or taken any action which would cause any person to be entitled to any agent's, broker's or finder's fee or commission, except as disclosed to the other party,  connection with the transactions contemplated by this Agreement.

4.19 Accounts Receivable.  The accounts receivable reflected on the balance sheets included in the Financial Statements, or thereafter acquired by Seller, consists, in the aggregate in all material respects, of items which are collectible in the ordinary and usual course of business.

4.20 Governmental Approvals.  To its knowledge, other than as set forth herein, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Seller with, any governmental authority, federal, state or local, is required in connection with Seller's execution, delivery and performance of this Agreement.

4.21 No Omissions or Untrue Statements.  None of the information relating to Seller supplied or to be supplied in writing by it specifically for inclusion in SEC filings, at the respective times that the filings are made contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.27 Information concerning Seller Complete.  Seller shall promptly provide to Buyer notice concerning any of the information concerning Seller furnished hereunder if events occur prior to the Closing Date that would have been required to be disclosed had they existed at the time of executing this Agreement. The information provided to Buyer concerning Seller, as supplemented prior to the Closing Date, will contain a true, correct and complete list and description of all items required to be set forth therein. The information provided to Buyer concerning Seller, as supplemented prior to the Closing Date, is expressly incorporated herein by reference. Notwithstanding the foregoing, any such supplement to the information in furnished by Seller following the date hereof shall not in any way affect Buyer’s right not to consummate the transactions contemplated hereby as set forth herein.

4.28  Resignations and Elections.  Upon Closing, Viola Heitz shall resign as our President, Chief Executive Officer, Chief Financial Officer and Director and Terry Riggleman shall resign as our Secretary and Director, and the following persons shall be appointed in their place, effective as of the Closing of the Exchange Transaction:

Name	Position
Michael Davis	President, CEO, CFO and Director
Wendi Davis	Secretary and Director

V.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows, with the knowledge and understanding that Seller is relying materially on such representations and warranties:

5.1 Organization and Standing of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, and has the corporate power to carry on its business as now conducted and to own its assets and it not required to qualify to transact business as a foreign corporation in any state or other jurisdiction. The copies of the Articles of Incorporation and Bylaws of Buyer, delivered to Seller, are true and complete copies of those documents as now in effect. Buyer does not own any capital stock in any other corporation, business trust or similar entity, and is not engaged in a partnership, joint venture or similar arrangement with any person or entity. The minute books of Buyer contain accurate records of all meetings of its incorporator, shareholders and Board of Directors since its date of incorporation.

5.2 Buyer's Authority.  Buyer's Board of Directors has approved and adopted this Agreement and the Exchange.

5.3 Due Execution.  This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Buyer in accordance herewith (and assuming due execution and delivery by the other parties hereto), the valid and binding obligations of Buyer, enforceable in accordance with their respective terms, subject to general principles of equity and bankruptcy or other laws relating to or affecting the rights of creditors generally.

5.4 No Breaches.  To its knowledge, the making and performance of this Agreement (including, without limitation, the issuance of the Buyer Shares and Exchangeable Shares) by Buyer will not (i) conflict with the Articles of Incorporation or the Bylaws of Buyer ; (ii) violate any order, writ, injunction, or decree applicable to Buyer of Sub; or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any asset of Buyer under, or create any rights of termination, cancellation or acceleration in any person under, any agreement, arrangement or commitment, or violate any provisions of any laws, ordinances, rules or regulations or any order, writ, injunction or decree to which Buyer  is a party or by which Buyer  or any of its assets may be bound.

5.5 Capitalization. The authorized capital stock of Buyer is as set forth in Schedule 5.5.  Except for the foregoing and for the shares to be issued under the terms of this Agreement or otherwise referred to in this Agreement, there are no agreements, commitments, obligations, options, warrants or similar rights, oral or written, known to Buyer or its affiliates under which additional shares of Buyer are required to be issued after the Closing.  All of the outstanding Buyer Common Stock is duly authorized, validly issued, fully paid and nonassessable, and was not issued in violation of the preemptive rights of any person. The Share Consideration to be issued upon effectiveness of the Exchange, when issued in accordance with the terms of this Agreement shall be duly authorized, validly issued, fully paid and non-assessable.

5.6 Business.  Buyer, since its formation, has engaged in no business other than as set forth in a schedule attached by Buyer to this Agreement.

5.7 Governmental Approval; Consents.  To its knowledge, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Buyer with, any governmental authority, federal, state or local, is required in connection with Buyer's execution, delivery and performance of this Agreement. No consents of any other parties are required to be received by or on the part of Buyer to enable Buyer to enter into and carry out this Agreement.

5.8 Financial Statements.  To its knowledge, the financial statements of Buyer as set forth in a schedule attached by Buyer to this Agreement (the "Buyer Financial Statements") present fairly, in all material respects, the financial position of Buyer as of the respective dates and the results of its operations for the periods covered in accordance with GAAP applicable to the United States. Without limiting the generality of the foregoing, (i) except as set forth in Schedule 5.13 and as follows, there is no basis for any assertion against Buyer as of the date of said balance sheets of any material debt, liability or obligation of any nature not fully reflected or reserved against in such balance sheets or in the notes thereto; and (ii) there are no assets of Buyer, the value of which (in the reasonable judgment of Buyer) is materially overstated in said balance sheets. Except as disclosed therein, Buyer has no known material contingent liabilities (including liabilities for taxes), unusual forward or long-term commitments or unrealized or anticipated losses from unfavorable commitments. Buyer is not a party to any contract or agreement for the forward purchase or sale of any foreign currency.

5.9 Adverse Developments.  Except as expressly provided or set forth in, or required by, this Agreement, or as set forth in the Buyer Financial Statements, since the last date of its financial information in a schedule attached by Buyer to this Agreement, there have been no materially adverse changes in the assets, liabilities, properties, operations or financial condition of Buyer, and no event has occurred other than in the ordinary and usual course of business or as set forth in a schedule attached by Buyer to this Agreement or in the Buyer Financial Statements which could be reasonably expected to have a materially adverse effect upon Buyer, and Buyer does not know of any development or threatened development of a nature that will, or which could be reasonably expected to, have a materially adverse effect upon Buyer's operations or future prospects.  The parties recognize that Buyer is essentially dormant, conducts no operations and has no significant assets.

5.10 Taxes.  Buyer has duly filed all Returns required by any law or regulation to be filed by it except for extensions duly obtained. All such Returns were, when filed, and to the best of Buyer's knowledge are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Buyer has paid or will pay in full or has adequately reserved against all Taxes otherwise  assessed against it through the Closing Date, and the assessment of any material amount of additional Taxes in excess of those paid and reported is not reasonably expected.

Buyer is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted against Buyer that has not been paid. There are no Tax liens upon the assets of Buyer (other than the lien of personal property taxes not yet due and payable). There is no valid basis, to the best of Buyer's knowledge, except as set forth in the Buyer Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Buyer by any governmental authority.

5.11 Litigation.  Except as disclosed in this Agreement, a schedule attached by Buyer to this Agreement or Schedule 5.11, there is no claim, action, proceeding or investigation pending or, to Buyer's knowledge, threatened against or affecting Buyer before or by any court, arbitrator or governmental agency or authority which, in the reasonable judgment of Buyer, could have a materially adverse effect on Buyer. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Buyer.

5.12 Compliance with Laws and Regulations.  To its knowledge, Buyer is in compliance, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state and local) applicable to it in all jurisdictions in which the business of Buyer is currently conducted or to which Buyer is currently subject, which may have a material impact on Buyer, including, without limitation, all applicable civil rights and equal opportunity employment laws and regulations, all state and federal antitrust and fair trade practice laws and the Federal Occupational Health and Safety Act. Buyer does not know of any assertion by any party that Buyer is in violation of any such laws, rules, regulations, orders, restrictions or requirements with respect to its current operations, and no notice in that regard has been received by Buyer. To Buyer's knowledge, there is not presently pending any proceeding, hearing or investigation with respect to the adoption of amendments or modifications of existing laws, rules, regulations, orders, restrictions or requirements which, if adopted, would materially adversely affect the current operations of Buyer.

5.13 Compliance with Laws.  (a) To its knowledge, the business operations, property and assets of Buyer (and to the knowledge of Buyer, the business of any sub-tenant or license which is occupying or has occupied any space on any premises of Buyer and the activities of which could result in any material adverse liability to Buyer) (i) conform with and are in compliance in all material respects with all, and are not in material violation of any applicable federal, state and local laws, rules and regulations, including, but not limited to, CERCLA and RCRA, as well as any other laws, rules or regulations relating to tax, product liability, controlled substances, product registration, environmental protection, hazardous or toxic waste, employment, or occupational safety matters; and (ii) have been conducted and operated in a manner such that, to Buyer's knowledge, Buyer has no foreseeable potential liabilities for environmental clean-up under CERCLA, RCRA or under any law, rule, regulation or common or civil law doctrine.

(b) To its knowledge, no predecessor-in-title to any real property now or previously owned or operated by Buyer, nor any predecessor operator thereof conducted its business or operated such property in violation of CERCLA and RCRA or any other applicable, federal, state and local laws, rules and regulations relating to environmental protection or hazardous or toxic waste matters.

(c) Except as disclosed a schedule attached by Buyer to this Agreement, no suit, action, claim, proceeding nor investigation review or inquiry by any Government Entity (as defined in Section 4.9) concerning any such possible violations by Buyer is pending or, to Buyer's knowledge, threatened, including, but not limited to, matters relating to diagnostic tests and products and product liability, environmental protection, hazardous or toxic waste, controlled substances, employment, occupational safety or tax matters. Buyer does not know of any reasonable basis or ground for any such suit, claim, investigation, inquiry or proceeding.

5.14 Governmental Licenses, Permits, Etc.  To its knowledge, Buyer has all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted. All such licenses, permits, authorizations and approvals are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

5.15 Brokers.  Buyer has not made any agreement or taken any action with any person or taken any action which would cause any person to be entitled to any agent's, broker's or finder's fee or commission, except as disclosed to the other party,  connection with the transactions contemplated by this Agreement.

5.16 Employee Plans.  Except as listed in a schedule attached by Buyer to this Agreement, Buyer has no employees, consultants or agents, and Buyer has no Employee Plans or Compensation Arrangements.

5.17  Resignations and Elections.  Upon Closing, Viola Heitz shall resign as our President, Chief Executive Officer, Chief Financial Officer and Director and Terry Riggleman shall resign as our Secretary and Director, and the following persons shall be appointed in their place, effective as of the Closing of the Exchange Transaction:

Name	Position
Michael Davis	President, CEO, CFO and Director
Wendi Davis	Secretary and Director

5.18  Stock Return and Cancellation.  8,166,667 shares of Common Stock of Buyer which are owned by Viola J. Heitz are returned to Buyer for no additional consideration and are deemed cancelled immediately prior to the Closing pursuant to the this Agreement.

VI.  MISCELLANEOUS

6.1 Expenses. The parties will pay for all their own expenses and costs.

6.2 Survival of Representations, Warranties and Covenants.  All statements contained in this Agreement or in any certificate delivered by or on behalf of Seller or Buyer pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations, warranties and covenants by Seller or Buyer, as the case may be, hereunder. All representations, warranties and covenants made by Seller and by Buyer in this Agreement, or pursuant hereto, shall survive through the Closing Date.

6.3 Nondisclosure.  Buyer will not at any time after the date of this Agreement, without Seller' consent, divulge, furnish to or make accessible to anyone (other than to its representatives as part of its due diligence or corporate investigation) any knowledge or information with respect to confidential or secret processes, inventions, discoveries, improvements, formulae, plans, material, devices or ideas or know-how, whether patentable or not, with respect to any confidential or secret aspects (including, without limitation, customers or suppliers) ("Confidential Information") of Seller.

Seller will not at any time after the date of this Agreement, without Buyer's consent (except as may be required by law), use, divulge, furnish to or make accessible to anyone any Confidential Information (other than to its representatives as part of its due diligence or corporate investigation) with respect to Buyer.     The undertakings set forth in the preceding two paragraphs of this Section 6.3 shall lapse if the Closing takes place as to Buyer and Seller, but shall not lapse as to the officers and directors of Buyer, individually.

Any information, which (i) at or prior to the time of disclosure by either of Seller or Buyer was generally available to the public through no breach of this covenant, (ii) was available to the public on a non-confidential basis prior to its disclosure by either of Seller or Buyer or (iii) was made available to the public from a third party, provided that such third party did not obtain or disseminate such information in breach of any legal obligation to Seller or Buyer, shall not be deemed Confidential Information for purposes hereof, and the undertakings in this covenant with respect to Confidential Information shall not apply thereto.

6.4 Succession and Assignments; Third Party Beneficiaries.  This Agreement may not be assigned (either voluntarily or involuntarily) by any party hereto without the express written consent of the other party. Any attempted assignment in violation of this Section shall be void and ineffective for all purposes. In the event of an assignment permitted by this Section, this Agreement shall be binding upon the heirs, successors and assigns of the parties hereto. Except as expressly set forth in this Section, there shall be no third party beneficiaries of this Agreement.

6.5 Notices.  All notices, requests, demands or other communications with respect to this Agreement shall be in writing and shall be (i) sent by facsimile transmission, (ii) sent by the federal postal service, registered or certified mail, return receipt requested, or (iii) personally delivered by a nationally recognized express overnight courier service, charges prepaid, to the addresses specified in writing by each party.

Any such notice shall, when sent in accordance with the preceding sentence, be deemed to have been given and received on the earliest of (i) the day delivered to such address or sent by facsimile transmission, (ii) the fifth (5th) business day following the date deposited with the United States Postal Service, or (iii) twenty-four (24) hours after shipment by such courier service.

6.6 Construction.  This Agreement shall be construed and enforced in accordance with the internal laws of Delaware without giving effect to the principles of conflicts of law thereof.

6.7 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same Agreement.

6.8 No Implied Waiver; Remedies.  No failure or delay on the part of the parties hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. All rights, powers and privileges granted herein shall be in addition to other rights and remedies to which the parties may be entitled at law or in equity.

6.9 Entire Agreement.  This Agreement, including the Exhibits and Schedules attached hereto, sets forth the entire understandings of the parties with respect to the subject matter hereof, and it incorporates and merges any and all previous communications, understandings, oral or written, as to the subject matter hereof, and cannot be amended or changed except in writing, signed by the parties.

6.10 Headings.  The headings of the Sections of this Agreement, where employed, are for the convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meanings of the parties.

6.11 Severability.  To the extent that any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

6.12 Public Disclosure.  From and after the date hereof through the Closing Date, Buyer shall not issue a press release or any other public announcement with respect to the transactions contemplated hereby without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed. It is understood by Seller that Buyer is required under the Exchange Act to make prompt disclosure of any material transaction.

THE PARTIES TO THIS AGREEMENT HAVE READ THIS AGREEMENT, HAVE HAD THE OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL OF THEIR OWN CHOICE, AND UNDERSTAND EACH OF THE PROVISIONS OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Southern Bella, Inc., a Delaware corporation

By:	/s/ Viola J. Heitz
Viola J. Heitz, President

Uptone Pictures, Inc., organized under the laws of North Carolina

By:
Michael Davis, President

Shareholder of Southern Bella, Inc., a Delaware corporation

/s/ Viola J. Heitz
Viola J. Heitz

Sole Shareholder of Uptone Pictures, Inc., organized under the laws of North Carolina

Wendi Davis

Schedule 5.5

Buyer is authorized to issue One Billion (1,000,000,000) shares of common stock $0.000001 par value per share